Exhibit 99.9

Credit Suisse Annual Technology Conference Craig DeYoung, VP IR and Corporate Communications Phoenix, November 27, 2007 A growth company

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Drivers for growth Financial performance Outlook

ASML The world's largest supplier of Lithography equipment 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 63 Market share evolution Revenue evolution for 5 years VLSI Research Market share 2006 Source: Semi ASML Nikon Canon 63 23 14 Employees: 6400 (Q3'07) Sales: # 3 Semi Cap Market Cap: # 2 Semi Cap 3,597 &128; M 3,700 &128; M 2007E 2,529 &128; M 2005 2,465 &128; M 2004 1,543 &128; M 2003 Revenues Year Ranked in the top 3 for customer satisfaction for the 5th consecutive year 2006

ASML business model Pure focus on lithography justified by high market growth potential Sustainability of business model by ever growing barriers to entry: Ever growing R&D critical mass affordable only by the leader Ever growing internal knowledge accumulation time Ever growing switch costs at customers

ASML Strategy Maximum R&D investment for undisputed leadership Lowest cost of execution & Highest value generation Shortest cycle times for customer value, maximum share acquisition and optimum working capital Highest capital efficiency by appropriate balance sheet leveraging and regular share buy-backs

Strengthening technology leadership relentlessly ASML R&D investment (excl Zeiss) Total Sales (M&128;) R&D Investment (M&128;) 2007(e) Source: ASML

Pure play Lithography, Engines for growth

Pure focus on Lithography justified by high market growth potential Lithography market Engines of Growth Driver 1: IC unit growth Driver 2: Customer mix generated growth Driver 3: Litho processing content growth Driver 4: Technology transition ASP generated growth Driver 5: Litho "enhancement" derived growth

Driver 1: IC unit Growth 14% growth expected in 2008 by industry analysts 10% Growth Trend 27% -21% 15% 15% 17% 11% 18% 9% 14% Source: WSTS, ASML IC unit history and forecast IC Units Bln IC Revenue ($B) A track record of continuous unit growth

Driver 2: Customer mix effect IC exposed area - Strongest growth in memory IC Exposed Area (M Sq Inch) Source: ASML

Driver 2 (cont.): Customer mix generates growth Adoption cycle of new technology in various sectors Source: Semiconductor Industry Association Flash volume at 55nm node- introduced 45nm node in 2007 DRAM plans roll-out of 55nm node in early 2008 Logic / Foundry Immersion adoption to start in 2009 200 100 80 60 40 11 07 09 08 04 06 05 01 03 02 Logic DRAM NAND Year 10 0 12 Resolution Logic DRAM NAND

Driver 2 (cont.): multiple growth drivers contribute to shorter and shallower cycles Source: ASML Source: ASML Contributor to stability: Unit growth from different segments, none of which dominant Mix impact of technology and segments Technology ASP trajectory Tighter management of capacity and inventory

Driver 3: Litho process content growth - Technology node transitions - Impact on litho tool mix and layer #'s - DRAM example % of Litho Layers # of Layers: 35 39 41 Source: ASML

Driver 4: Technology Transition ASP generated growth 1M 10M 100M 1985 1990 1995 2000 2005 2010 Year Price [&128;] i-line 300mm 200mm 150mm KrF ArF ArFi EUV Wafer Size Wavelength Stepper Platform Step & Scan Dual Stage 0.4 0.5 0.6 0.7 0.8 0.93 1.2 Aperture 0.25 Source: ASML 1.35

Driver 4 (Cont.): Despite higher litho tool ASP, IC unit ASP is trending down.... Litho Cost per Byte (&128; per Mbyte) Source: Gartner, ASML

Driver 5: ASML mask and system enhancements extend lithography value added/ASP

$$\text{Resolution} = k_1 \times \frac{\lambda}{NA}$$



DoseMapper for optimum CD Uniformity



Flexible off-axis & polarized illumination



Application specific lens setup



ASML



Mask enhancement techniques & optimization software



Offline Dual stage wafer height mapping
Focus Dry, Expose Wet





Track
Litho
Track

Scanner-Track-Metrology information feedback



In-built wave-front, polarization and pupil metrology



Illumination source optimization & software

Design Litho Verification and OPC/RET simulations

ASML

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Financial performance

Bookings and backlog performance Bookings Bookings momentum set by leading edge technology investments by Flash and DRAM customers Booked 40 systems in Q3, valued at &128; 857 million with a record average selling price of &128; 23.5 million for new systems Backlog 90% of the value is for ArF systems, dry + wet Backlog increased to &128; 1,769 million

Immersion TWINSCAN XT:1900i Shipped 12 immersion tools in Q3 to 8 customers including 4 systems to Japan Booked 22 TWINSCAN XT:1900i in Q3 2007 35 immersion machines in backlog valued at &128; 1,084 million, ASP &128; 30.9M million, ASP &128; 30.9M million, ASP &128; 30.9M million, ASP &128; 30.9M million, ASP &128; 30.9M million, ASP &128; 30.9M

Stable revenue performance, loose bookings correlation Robust results with 6 quarters of over &128; 900 Million revenue, while Memory prices changed dramatically Order intake varied between 30 and 95 litho systems per quarter Recurring operating margin is between 22.2% and 26.2%

Multiple Engines of Growth make correlation litho capex - IC unit growth - IC Value growth weaker Source: VLSI Research/WSTS/Gartner CapEx ($B) Year over Year Growth

Key financial trends 2006 - 2007 (2008) Numbers have been rounded for readers' convenience Potential for Q1-Q3 2008 revenues to exceed Q1-Q3 2007 revenues

Outlook

Market share - further growth opportunities Strategy to grow share: Confirm the Low Risk appetite of customers: Fundamental technology leadership reduces risk High cost of switch or high cost of maintaining 2 litho vendors Provide pricing to achieve cost per function scaling per historical trend Performance... Performance... Performance Gain share in Microprocessors through double patterning and immersion leadership (best COO) Gain share in Japan through immersion and high throughput (best COO) Gain share in i-Line through superior overlay and throughput (best COO)

ASML market share growth expected to continue in 2008 Europe Worldwide litho shipments by region Source: ASML and Gartner Dataquest Asia non Japan Japan US Progress in Japan, Microprocessors and i-Line

The markets - Memory transitions technology nodes to reduce cost and increase device density DRAM Close alignment in 2008 DRAM unit growth forecasts between market research institutes, ranging between +16% & +18% YoY Ramp-up of 1Gb & DDR3 in 2008 driving technology transition to 5xnm processes and ArFi, accelerated by low ASPs 512Mb DRAM prices remain low, 1Gb dropping fast Fully depreciated 200mm fabs below cash cost at 80nm forcing manufacturers to sell or convert 200 mm fabs. Up to 250x 200-mm DRAM systems (?130 KWSM 300mm equiv. capacity) could be retired in 2008

DRAM mix changes in favor of 1Gb driven by average PC content resulting from Vista + strong ASP decline 1H-07 DQ May-07 DRAM Forecast DQ September-07 DRAM Forecast - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2005 2006 2007 2008 - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2005 2006 2007 2008 2Gb 1Gb 512Mb 256Mb 128Mb 64Mb 16Mb 4Mb Millions of units Millions of units Source: Gartner Dataquest

2008: Strong transition to 1 Gb & DDR3 DRAM based on sub 65 nm processes sub 65 nm processes sub 65 nm processes Source: Gartner Dataquest (October 2007) Source: Gartner Dataquest (October 2007) DDR3 1Gb

Source: DRAMeXchange (11/07), ASML MCC 200 mm cash- costs for 512 Mb DRAM 300 mm cash- costs for 512 Mb DRAM 300 mm fully- loaded-costs for 1 Gb DRAM 300 mm cash- costs for 1 Gb DRAM Only fully-depreciated 300mm DRAM fabs are cash-positive for 512 Mb DRAM Similar situation can be expected for 1Gb chips by end of 2008

NAND 2008 NAND unit growth forecast ranges between 28% (VLSI) & 51% (Gartner) Assuming stable NAND prices, limited 200 mm NAND capacity retirement expected in 2008 Unlikely re-allocation of DRAM back to NAND in 2H/07 and 2008, due to limited hybrid capacity, especially for advanced NAND Fast transition to advanced nodes continue The markets - Memory transitions technology nodes to reduce cost and increase device density

Source: DRAMeXchange (11/07) NAND prices : Stable in 2007 after strong fall in 2006 NAND prices : Stable in 2007 after strong fall in 2006

NAND Flash : Fast transition to advanced nodes to enable higher capacity ICs Source: DRAM eXchange

Current market conditions - ASML drivers Short term: Flash Improving order trend led by Flash memory Ongoing capacity additions at 55 nm node Higher Flash chip densities require 45 nm imaging Strong Flash unit growth expected Mid term: DRAM DRAM invests in immersion for 55 nm for higher density chips Installing immersion to reduce cost as price pressure continues Reduced DRAM unit growth expected Cost-driven factory conversions from 200 to 300 mm wafers Long term: Foundries Year ending utilization rates are high Litho purchases required to support industry growth

Commitment